UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

MiX Telematics Limited

 (Name of Issuer)

Ordinary shares, no par value

 (Title of Class of Securities)

60688N102

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60688N102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GAF Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 70,261,440
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 70,261,440
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,261,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60688N102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: MiX Telematics Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

Howick Close, Waterfall Park
Midrand, South Africa 1686

Item 2(a).	Name of Person Filing:

GAF Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

41a, 8th Avenue, Parktown North
Johannesburg, South Africa 2193

Item 2(c).	Citizenship:

Republic of South Africa

Item 2(d).	Title of Class of Securities: Ordinary shares, no par value

Item 2(e).	CUSIP Number: 60688N102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 60688N102	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

70,261,440

(b)	Percent of class:

See Item 11 of the cover pages to this Schedule 13G, which percentage disclosed for the reporting person is calculated based upon 773,687,500 ordinary shares outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 70,261,440

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 70,261,440

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 60688N102	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2014

GAF TRUST

by	/s/ G. Frew
Name:
Title: